EXHIBIT 99.1

China Lodging Group, Limited Announces Change to Board of Directors

SHANGHAI, China, Jan. 25, 2018 (GLOBE NEWSWIRE) -- The Board of Directors of China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “ Company”), today announced the appointment of Ms. Xiaofan Wang as the Director of Company’s Board and the acceptance of the resignation from Mr. Min Fan as the Director of Company’s Board for his personal reasons, effective immediately.

Ms. Xiaofan Wang has served as Chief Financial Officer of Ctrip since November 2013 and Executive Vice President of Ctrip since May 2016. Ms. Wang joined Ctrip in 2001 and has held a number of managerial positions at Ctrip. Prior to joining Ctrip, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

“We would like to thank Min for his dedication and contribution to China Lodging Group’s growth over the years,” commented Mr. Qi Ji, founder and executive Chairman of the Board of Directors of the Company. “On behalf of the Board, I would like to welcome Ms. Wang. Her extensive industry and managerial experience provides a valuable addition to the Board.”

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of December 31, 2017, the Company had 3,746 hotels or 379,675 rooms in operation in 378 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2017, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com